UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)
Distributed Energy Systems Corp.
(Name of Issuer)
Common Stock, Par Value $0.01 per Share
(Title of Class of Securities)
25475V104
(CUSIP Number)
Perseus Partners VII, L.P.
c/o Perseus, L.L.C.
2099 Pennsylvania Avenue, N.W., 9th Floor
Washington, D.C. 20006
(202) 452-0101
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 24, 2007
Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Perseus Partners VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		69,259,954[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		69,259,954[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SHARES

69,259,954[1]

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

63.47%[2]

14	TYPE OF REPORTING PERSON

PN
1      This number represents the maximum number of shares of common stock of Distributed Energy Systems Corp. (the “Issuer”) that potentially could be issued to Perseus Partners VII, L.P. (“Perseus VII”) in connection with: (1) the exercise of a warrant that was issued on June 1, 2007 (the “Initial Warrant”), (2) the exercise of a warrant that was issued on August 24, 2007 (the “Subsequent Warrant”, and together with the Initial Warrant, the “Warrants”), and (3) the conversion of a senior secured convertible promissory note that was issued on August 24, 2007 (the “Convertible Note”). The Warrants and the Convertible Note were issued pursuant to a Securities Purchase Agreement by and between the Issuer and Perseus VII that was signed on May 10, 2007. This amended statement on Schedule 13D (the “Amendment”) assumes that (a) the Warrants will be fully exercised and (b) the Convertible Note will be fully converted. The Convertible Note bears interest at a rate of 12.5% per annum, with such interest payable, in the Issuer’s discretion, in cash or in kind by the issuance of additional senior secured convertible promissory notes (the “Additional Convertible Notes”). Assuming that (x) all interest payable on the Convertible Note is paid by the issuance of Additional Convertible Notes, (y) neither the Convertible Note nor any Additional Convertible Notes are prepaid and (z) all Additional Convertible Notes are fully converted, Perseus VII would receive an additional 4,463,886 shares of the Issuer’s common stock upon the conversion of all such Additional Convertible Notes.
2      This number represents the percentage obtained by: (a) dividing the total number of shares of the Issuer’s common stock being reported in this Amendment (69,259,954 shares) by (b) the sum of (i) the number of shares of the Issuer’s common stock outstanding as of August 2, 2007, as reported by the Issuer in its Form 10-Q that was filed on August 8, 2007 (39,857,948 shares) and (ii) the total number of shares of the Issuer’s common stock being reported in this Amendment (69,259,954 shares).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frank H. Pearl[3]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		69,259,954[4]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

69,259,954[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SHARES

69,259,954[4]

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

63.47%[5]

14	TYPE OF REPORTING PERSON

IN
3     All of the securities reported herein are held directly for the account of Perseus VII. Frank H. Pearl has been included in this Amendment solely because of the indirect control he exercises over Perseus VII. By virtue of such control, he may be deemed to have beneficial ownership of the securities being reported in this Amendment.
4      This number represents the maximum number of shares of common stock of the Issuer that potentially could be issued to Perseus VII in connection with: (1) the exercise of the Warrants and (2) the conversion of the Convertible Note. The Warrants and the Convertible Note were issued pursuant to a Securities Purchase Agreement by and between the Issuer and Perseus VII that was signed on May 10, 2007. This Amendment assumes that (a) the Warrants will be fully exercised and (b) the Convertible Note will be fully converted. The Convertible Note bears interest at a rate of 12.5% per annum, with such interest payable, in the Issuer’s discretion, in cash or in kind by the issuance of Additional Convertible Notes. Assuming that (x) all interest payable on the Convertible Note is paid by the issuance of Additional Convertible Notes, (y) neither the Convertible Note nor any Additional Convertible Notes are prepaid and (z) all Additional Convertible Notes are fully converted, Perseus VII would receive an additional 4,463,886 shares of the Issuer’s common stock upon the conversion of all such Additional Convertible Notes.
5      This number represents the percentage obtained by: (a) dividing the total number of shares of the Issuer’s common stock being reported in this Amendment (69,259,954 shares) by (b) the sum of (i) the number of shares of the Issuer’s common stock outstanding as of August 2, 2007, as reported by the Issuer in its Form 10-Q that was filed on August 8, 2007 (39,857,948 shares) and (ii) the total number of shares of the Issuer’s common stock being reported in this Amendment (69,259,954 shares).

     The original statement on Schedule 13D dated June 11, 2007 (the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Distributed Energy Systems Corp., a Delaware corporation (“DESC” or the “Issuer”), is hereby amended as set forth in this Amendment No. 1 (this “Amendment”, and together with the Schedule 13D, this “Statement”).
     This Amendment is being filed jointly by Perseus Partners VII, L.P. (“Perseus VII”) and Frank H. Pearl (“Mr. Pearl,” and together with Perseus VII, the “Reporting Persons,” and each a, “Reporting Person”) to report the closing of an additional investment in the Issuer on August 24, 2007 (the “Subsequent Funding”). The Subsequent Funding represents the final investment in a series of two investments made by Perseus VII in the Issuer under the Securities Purchase Agreement by and between Perseus VII and the Issuer, dated May 10, 2007 (the “Purchase Agreement”). In connection with the Subsequent Funding, Perseus VII has acquired the following securities, which upon full conversion and exercise would, in the aggregate, constitute a change equal to or greater than one percent of the outstanding shares of Common Stock of the Issuer:
(1)	Perseus VII purchased a $15,000,000 senior secured convertible promissory note that is convertible at any time into shares of Common Stock of the Issuer at a price equal to $0.57 per share (the “Convertible Note”). The Convertible Note bears interest at a rate of 12.5% per annum, which interest is payable, in the Issuer’s discretion, either in cash or in kind by the issuance of additional senior secured convertible promissory notes (the “Additional Convertible Notes”). The Additional Convertible Notes will also be convertible at any time into shares of Common Stock at a price equal to $0.57 per share.

(2)	Perseus VII received a warrant to purchase a maximum of 34,989,629 shares of Common Stock at exercise prices ranging from $0.80 to $3.00 per share (the “Subsequent Warrant”). The Subsequent Warrant is currently exercisable and will expire on August 24, 2012. The Subsequent Warrant includes a cashless exercise provision.
     This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D. Except as disclosed in and expressly amended by this Amendment, all information set forth in the Schedule 13D is unchanged by this Amendment.
     Items 1, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended as follows:
ITEM 1. SECURITY AND ISSUER
     Item 1 is amended and restated in its entirety to read as follows:
     The class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, of Distributed Energy Systems Corp., the principal executive offices of which are located at 10 Technology Drive, Wallingford, CT 06492.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     Item 3 is amended and restated in its entirety to read as follows:
     The shares being reported were acquired by the Reporting Persons in financing transactions that closed on June 1, 2007 and August 24, 2007 pursuant to the Purchase Agreement.
     The Purchase Agreement provides for a series of two investments by Perseus VII in the Issuer. First, as part of the financing transaction that closed on June 1, 2007, the Issuer issued and sold to Perseus VII a senior secured promissory note with an aggregate principal amount of $12,500,000 and a maturity date of March 1, 2008 (the “Senior Secured Note”). The Senior Secured Note accrued interest at a rate of 12.5% per annum, such interest being payable, in the Issuer’s discretion, in cash or in kind by the issuance of additional senior secured promissory notes (the “Additional Senior Secured Notes”). Concurrent with its issuance of the Senior Secured Note, the Issuer also issued to Perseus VII a warrant (the “Initial Warrant” and together with the Subsequent Warrant, the “Warrants”) to purchase 7,954,536 shares of the Issuer’s Common Stock. The Initial Warrant has an exercise price of $0.80 per share, may be exercised at any time after the date of issuance and will expire on June 1, 2012. This Amendment assumes that the Initial Warrant will be fully exercised. The Initial Warrant includes a cashless exercise provision.
     Second, as part of the financing transaction that closed on August 24, 2007, the Issuer issued and sold to Perseus VII the Convertible Note. The Issuer used part of the proceeds of the Convertible Note to repay in full the original principal amount of the Senior Secured Note and all interest that had accrued thereon through August 24, 2007. As a result, the Senior Secured Note has been cancelled. Concurrent with the issuance of the Convertible Note, the Issuer also issued to Perseus VII the Subsequent Warrant.
     The source of the purchase price for the Senior Secured Note was capital contributions from the partners of Perseus VII. The source of the portion of the purchase price of the Convertible Note remaining after netting against such payment all amounts owed under the Senior Secured Note and the interest that had accrued thereon was also capital contributions from the partners of Perseus VII.

ITEM 4. PURPOSE OF TRANSACTION
     Item 4 is amended and restated in its entirety to read as follows:
     The Reporting Persons acquired the Warrants and the Convertible Note for investment purposes only. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire other promissory notes, warrants, shares of Common Stock or other securities of the Issuer, outside of those contemplated by the Purchase Agreement. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the promissory notes, warrants, shares of Common Stock or other securities of the Issuer which they now own or may hereafter acquire from the Issuer.
     On August 23, 2007, the board of directors of the Issuer (the “Board”) elected two employees of Perseus, L.L.C., an affiliate of Perseus VII, Michael L. Miller and John C. Fox as directors of the Issuer effective at the closing of the Subsequent Funding on August 24, 2007. Mr. Fox and Mr. Miller were nominated by Perseus VII pursuant to its rights under the Purchase Agreement and sit on the Board as representatives of Perseus VII. As directors of the Issuer, each of Mr. Fox and Mr. Miller may from time to time consider plans or proposals relating to: the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; an extraordinary transaction, such as a merger, reorganization or liquidation of the Issuer; a sale or transfer of a material amount of assets of the Issuer or any subsidiaries; changing the present board of directors or management of Issuer, materially changing the present capitalization or dividend policy of Issuer; making other material changes in Issuer’s business or corporate structure; changing Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may affect control of Issuer; causing the Issuer’s common stock to no longer be quoted on the Nasdaq Capital Market; causing the Issuer’s common stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or taking any action similar to any of those enumerated above.
     Except as described below, at the date of this Amendment, the Reporting Persons do not have plans or proposals which would result in:
     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j) Any action similar to any of those actions enumerated above.

     Notwithstanding the foregoing, at the date of this Amendment, the Reporting Persons do have plans or proposals which would result in:
     (a) The acquisition by any person of additional securities of the Issuer.
     On August 23, 2007, the board of directors of the Issuer (the “Board”) elected Michael L. Miller and John C. Fox, both of whom were nominated by Perseus VII pursuant to its rights under the Purchase Agreement, as directors of the Issuer effective at the closing of the Subsequent Funding on August 24, 2007. Mr. Fox and Mr. Miller are representatives of Perseus VII. As non-employee directors, both Mr. Miller and Mr. Fox are eligible to participate in the Issuer’s non-employee director non-compensation program, which may include grants of options to purchase shares of the Issuer’s Common Stock and shares of restricted common stock.
     Perseus VII has two representatives on the Board, Mr. Fox and Mr. Miller. As non-employee directors, both Mr. Miller and Mr. Fox are eligible to participate in the Issuer’s non-employee director non-compensation program, which may include grants of options to purchase shares of the Issuer’s Common Stock and shares of restricted common stock. Each of Mr. Fox and Mr. Miller will hold any options or shares of restricted common stock issued to them as nominees for Perseus VII and disclaim beneficial ownership thereof, except to the extent they have any pecuniary interest therein.
     In addition, the Convertible Note issued to Perseus VII at the closing of the Subsequent Funding bears interest at a rate of 12.5% per annum, with such interest being payable, in the Issuer’s discretion, either in cash or in kind by the issuance of Additional Convertible Notes. Interest is payable at the end of each fiscal quarter. As with the Convertible Note, the Additional Convertible Notes will be convertible at any time into shares of Common Stock of the Issuer at a price equal to $0.57 per share. Assuming that all interest payable on the Convertible Note is paid by the issuance of Additional Convertible Notes, neither the Convertible Note nor any Additional Convertible Note is prepaid, and all Additional Convertible Notes are fully converted, Perseus VII would receive an additional 4,463,886 shares of the Issuer’s Common Stock upon the conversion of all such Convertible Notes. The Convertible Note and the Additional Convertible Notes (if any) are due in full on November 30, 2008.
     (b) An extraordinary corporate transaction.
     The Issuer has undertaken in the Purchase Agreement to use commercially reasonable efforts to sell the business of its wholly owned subsidiary, Proton Energy Systems, Inc. (“Proton”). In furtherance of the foregoing, the Issuer has engaged an investment bank to assist in soliciting offers to purchase this business.
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.
     As noted directly above, the Issuer has undertaken to use commercially reasonable efforts to sell the business of its wholly owned subsidiary, Proton. Such a transaction may constitute the sale of a material amount of assets of the Issuer and its subsidiary.
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board.
     The Purchase Agreement required the Issuer to reduce the size of the Board to five members as a closing condition for the purchase of the Convertible Note by Perseus VII. Additionally, under the Purchase Agreement, effective at the closing of the Subsequent Funding, Perseus VII is entitled to representation on the Issuer’s Board equal to at least its percentage ownership of the Issuer, assuming full exercise of the Warrants, full conversion of the Convertible Note, and the issuance and full conversion of any Additional Convertible Notes.
     At the closing of the Subsequent Funding, Perseus VII and the Issuer entered into a letter agreement regarding Perseus VII’s Board representation rights. Pursuant to this letter agreement, (i) Perseus VII waived the requirement that the Issuer reduce the size of its Board to five members and Perseus VII and the Issuer agreed to set the size of the Board at seven members and (ii) Perseus VII named two directors and the Issuer agreed to permit Perseus VII to send an observer to Board meetings. Perseus VII retains its rights to, at any time, (a) require the Issuer to reduce the size of its Board to five members and (b) to name additional directors so that Perseus VII’s representation on the Issuer’s Board is equal to at least its percentage ownership of the Issuer, assuming full exercise of the Warrants, full conversion of the Convertible Note, and the issuance and full conversion of any Additional Convertible Notes.

     (g) Impede the acquisition of control of the Issuer by any person.
     Under the terms of the Purchase Agreement, Perseus VII has a right of first refusal with respect to (i) all subsequent transactions to finance wind projects and (ii) all other financings until the Issuer has, in the aggregate, raised $20,000,000 in net investment proceeds, including financings through the issuance of any equity security or any security convertible into or exercisable for any equity security of the Issuer. By exercising its right of first refusal, Perseus VII could impede the acquisition of control of the Issuer by other persons.
     Additionally, the Convertible Note provides that Perseus VII’s prior written consent is required for the Issuer to enter into any transaction, or a series of related transactions, which would result in, a change of control. “Change of control” is defined to include, among other things: (i) any merger, consolidation, reorganization, recapitalization or other business combination involving the Issuer or any of its material subsidiaries, in which the shareholders of the Issuer immediately prior thereto do not own, directly or indirectly, outstanding voting power of the surviving entity or (ii) the sale of voting securities of the Issuer in a transaction or series of related transactions that results in the purchaser owning more than 50% of the outstanding voting securities of the Issuer or any of its material subsidiaries.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     Item 5 is amended and restated in its entirety to read as follows:
     (a) Each of the Reporting Persons may be deemed to beneficially own an aggregate of 69,259,954 shares of Common Stock. This number represents the maximum number of shares of Common Stock that the Reporting Persons could beneficially own, assuming full exercise of the Warrants and full conversion of the Convertible Note.
     In its Form 10-Q filed with the SEC on August 8, 2007, the Issuer disclosed that there were 39,857,948 shares of Common Stock outstanding on August 2, 2007. Therefore, the shares of Common Stock beneficially owned by the Reporting Persons represent approximately 63.47% of the Issuer’s outstanding Common Stock.6
     (b) Perseus VII will have sole voting and dispositive power with respect to the 69,259,954 shares of Common Stock beneficially owned by Perseus VII.
     By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement, Mr. Pearl may be deemed to have the power to direct the voting and disposition of the 69,259,954 shares of Common Stock beneficially owned by Perseus VII.
     (c) Not applicable.
     (d) Not applicable.
     (e) Not applicable.

[6]	This number represents the percentage obtained by: (a) dividing the total number of shares of the Issuer’s common stock being reported in this Amendment (69,259,954 shares) by (b) the sum of (i) the number of shares of the Issuer’s common stock outstanding as of August 2, 2007, as reported by the Issuer in its Form 10-Q that was filed on August 8, 2007 (39,857,948 shares) and (ii) the total number of shares of the Issuer’s common stock being reported in this Amendment (69,259,954 shares).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     Item 6 is amended and restated in its entirety to read as follows:
Securities Purchase Agreement. As already described in the other Items of this Statement, the Common Stock being reported herein was acquired on June 1, 2007 and August 24, 2007 pursuant to the Purchase Agreement signed on May 10, 2007.
     Under the Purchase Agreement, Perseus VII first purchased the Senior Secured Note from the Issuer. The $12,500,000 loan evidenced by this note accrued interest at a rate of 12.5% per annum and was due in full on March 1, 2008. The Issuer was able to elect to pay interest in cash or in kind by the issuance of Additional Senior Secured Notes. The obligations of the Issuer pursuant to the Senior Secured Note and the Additional Senior Secured Notes were secured by a security interest in all of the Issuer’s assets and guaranteed by, and secured by all of the assets of, three of the Issuer’s subsidiaries: Proton, Northern Power Systems, Inc. (“Northern”) and Technology Drive, LLC (“Tech”).
     Concurrent with its issuance of the Senior Secured Note, the Issuer also issued to Perseus VII the Initial Warrant. The Initial Warrant is exercisable for up to 7,954,536 shares of the Issuer’s Common Stock. The Initial Warrant has an exercise price of $0.80 per share, may be exercised at any time after the date of issuance and will expire on June 1, 2012. The Initial Warrant includes a cashless exercise provision.
     Additionally, pursuant to the Purchase Agreement, on August 24, 2007, the Issuer sold to Perseus VII the $15,000,000 Convertible Note. This note bears interest at a rate of 12.5% per annum, which interest is payable, in the Issuer’s discretion, either in cash or in kind by the issuance of Additional Convertible Notes. Interest is payable at the end of each fiscal quarter. The Convertible Note and the Additional Convertible Notes will be due in full on November 30, 2008. The Convertible Note is, and the Additional Convertible Notes will be, convertible at any time at Perseus VII’s election into shares of Common Stock at a price per share equal to $0.57. Assuming that (a) all interest payable on the Convertible Note is paid by issuance of Additional Convertible Notes and (b) neither the Convertible Note nor any Additional Convertible Notes are prepaid, all Additional Convertible Notes will be convertible into 4,463,886 shares of the Issuer’s Common Stock. The obligations of the Issuer pursuant to the Convertible Note and the Additional Convertible Notes are secured by a security interest in all of the Issuer’s assets and guaranteed by, and secured by all of the assets of, three of the Issuer’s subsidiaries: Proton, Northern and Tech. The proceeds of the sale of the Convertible Note were used in part to repay in full the Senior Secured Note and the interest that was payable thereon. The Senior Secured Note was then cancelled.
     Simultaneously with the issuance of the Convertible Note, the Issuer also issued the Subsequent Warrant to Perseus VII. The Subsequent Warrant allows Perseus VII to purchase a maximum of 34,989,629 shares of Common Stock at exercise prices ranging from $0.80 to $3.00 per share. The Subsequent Warrant is exercisable at any time after the date of issuance and will expire on August 24, 2012. The Subsequent Warrant includes a cashless exercise provision.

The Purchase Agreement includes a variety of covenants, including, among others:
(1)	Effective at the closing of the Subsequent Funding, Perseus VII is entitled to representation on the Issuer’s Board equal to at least its percentage ownership of the Issuer, assuming full exercise of the Warrants, full conversion of the Convertible Note, and the issuance and full conversion of any Additional Convertible Notes;

(2)	Without Perseus VII’s consent, the Issuer may not authorize or issue any additional shares of capital stock, incur any debt in excess of $1,000,000, declare or pay any dividends on the Common Stock, redeem or repurchase any Common Stock, materially change the principal line of business for itself or any of its subsidiaries, or acquire assets or make capital expenditures of more than $1,500,000 per calendar year;

(3)	The Board must unanimously approve (i) the Issuer’s annual budgets, beginning with the budget for 2008 and subsequent years, as well as any incurrence of expenditures that materially deviate from the annual budget and (ii) the hiring of any new chief executive officer;

(4)	Perseus VII has a right of first refusal to fund certain future financing transactions as described in more detail in Item 4 above; and

(5)	The Issuer has undertaken to use commercially reasonable efforts to sell the business of its wholly owned subsidiary, Proton, as promptly as practicable on terms and conditions reasonably satisfactory to Perseus VII.
Registration Rights Agreement. On June 1, 2007, the Issuer and Perseus VII also entered into a Registration Rights Agreement. Pursuant to that agreement, Perseus VII is entitled to make demands that the Issuer register shares of Common Stock owned by Perseus VII or that may be acquired by Perseus VII upon the conversion of any convertible security or the exercise of any warrant, option or other right owned by it. In addition, Perseus VII has certain “piggy-back” registration rights with respect to the shares held by it on registration statements filed by the Issuer.
Initial Investment Warrant. On June 1, 2007, the Issuer issued to Perseus VII the Initial Warrant, the material terms of which are described in this Statement.
Subsequent Investment Warrant. On August 24, 2007, the Issuer issued to Perseus VII the Subsequent Warrant, the material terms of which are described in this Amendment.
Senior Secured Convertible Promissory Note. On August 24, 2007, the Issuer issued and sold to Perseus VII the Convertible Note, the material terms of which are described in this Amendment.

Item 7. Material to be Filed as Exhibits.
     Item 7 is amended to include the following exhibits:
Exhibit 1 – Joint Filing Agreement, dated June 11, 2007, by and between Perseus Partners VII, L.P. and Frank H. Pearl, filed with the Schedule 13D, dated June 11, 2007.
Exhibit 2 – Securities Purchase Agreement, dated May 10, 2007, by and between Perseus Partners VII, L.P. and Distributed Energy Systems Corp., filed with the Schedule 13D, dated June 11, 2007.
Exhibit 3 – Registration Rights Agreement, dated June 1, 2007, by and between Perseus Partners VII, L.P. and Distributed Energy Systems Corp., filed with the Schedule 13D, dated June 11, 2007.
Exhibit 4 – Senior Secured Promissory Note, dated June 1, 2007, issued by Distributed Energy Systems Corp. to Perseus Partners VII, L.P., filed with the Schedule 13D, dated June 11, 2007.
Exhibit 5 – Initial Investment Warrant, dated June 1, 2007, issued by Distributed Energy Systems Corp. to Perseus Partners VII, L.P., filed with the Schedule 13D, dated June 11, 2007.
Exhibit 7 — Senior Secured Convertible Promissory Note, dated August 24, 2007, issued by Distributed Energy Systems Corp. to Perseus Partners VII, L.P., filed herewith.
Exhibit 8 — Subsequent Investment Warrant, dated August 24, 2007, issued by Distributed Energy Systems Corp. to Perseus Partners VII, L.P., filed herewith.
Exhibit 24 – Power of Attorney, dated May 9, 2007, appointing Kenneth M. Socha and Rona Kennedy as Attorney-in-Fact for Frank H. Pearl, filed with the Schedule 13D, dated June 11, 2007.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: August 30, 2007.	PERSEUS PARTNERS VII, L.P.

	By:	Perseus Partners VII GP, L.P.,
its general partner

	By:	Perseus Partners VII GP, L.L.C.,
its general partner

/s/ Kenneth M. Socha

Its: Senior Managing Director

FRANK H. PEARL

/s/ Kenneth M. Socha

Kenneth M. Socha, Attorney-In-Fact